UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 21 May 2024, London UK

GSK announces positive results from phase III severe asthma trials of depemokimab

●     Primary endpoints met in SWIFT-1 and SWIFT-2 trials with statistically significant and clinically meaningful reductions in exacerbations over 52 weeks vs. placebo
●     Depemokimab has the potential to be the first approved ultra-long-acting biologic with a six-month dosing schedule for severe asthma
●     Six-month dosing could simplify treatment to support millions of patients with severe asthma

GSK plc (LSE/NYSE: GSK) today announced positive headline results from the phase III clinical trials SWIFT-1 and SWIFT-2, which assessed the efficacy and safety of depemokimab versus placebo in adults and adolescents with severe asthma with type 2 inflammation characterised by blood eosinophil count.1,2  Both SWIFT-1 and SWIFT-2 met their primary endpoints of a reduction in the annualised rate of clinically significant exacerbations (asthma attacks) over 52 weeks.1,2 Across both trials the overall incidence and severity of treatment-emergent adverse events were similar in patients treated with either depemokimab or placebo. Further analysis of these data is ongoing.

Depemokimab is the first ultra-long-acting biologic to be evaluated in phase III trials with a binding affinity and high potency for interleukin-5 (IL-5), enabling six-month dosing intervals for patients with severe asthma.1,2,3 IL-5 is known to be a key cytokine (protein) in type 2 inflammation.4,5 This inflammation, typically identified by elevated blood eosinophil count, is the underlying pathology responsible for more than 80% of people with severe asthma and can lead to unpredictable exacerbations.5,6

Kaivan Khavandi, SVP, Global Head of Respiratory/Immunology R&D, said: "These results add to the established body of evidence that targeted inhibition of IL-5 plays a key role in reducing type 2 inflammation that drives severe asthma exacerbations. Depemokimab could offer the possibility of sustained inhibition of this pathway, with a dosing schedule of just two injections per year. This is important as research shows that 73% of physicians7 believe longer dosing intervals would be beneficial to patients who are often juggling multiple therapies."

Expertise in respiratory diseases and the science of IL-5 has informed the ongoing evidence generation program evaluating the impact of six-month dosing of sustained IL-5 inhibition in patients achieving clinical remission in severe asthma.5 The full results of SWIFT-1 and SWIFT-2 will be presented at an upcoming scientific congress and will be used to support regulatory submissions to health authorities worldwide.

Depemokimab is currently not approved anywhere in the world.

About the depemokimab development programme
The phase III programme consists of SWIFT-1 and SWIFT-2 in severe asthma, along with an open label extension study (AGILE).1,2,8 SWIFT-1 and SWIFT-2 were replicate 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre phase III clinical trials.1,2 The trials assessed the efficacy and safety of depemokimab adjunctive therapy in 375 and 380 participants who were randomised to receive depemokimab or a placebo, in addition to their standard of care treatment with medium to high-dose inhaled corticosteroids plus at least one additional controller.1,2

An additional study (NIMBLE) is underway to assess the efficacy and safety of depemokimab when participants with severe asthma are switched from mepolizumab or benralizumab.9

Depemokimab's extended half-life has the potential to provide sustained inhibition of broad inflammatory functions and is being investigated in a variety of type 2 inflammatory conditions.1,2,8-13 Depemokimab is also currently being evaluated in phase III trials across a range of other IL-5 mediated diseases, including eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP) and hypereosinophilic syndrome (HES).9-12

About severe asthma and type 2 inflammation
Severe asthma is defined as asthma that requires treatment with high-dose inhaled corticosteroids plus a second controller (and/or systemic corticosteroids) or biologic therapy, to prevent it from becoming 'uncontrolled' or which remains 'uncontrolled' despite therapy.5,14 In more than 80% of patients with severe asthma, their condition is driven by type 2 inflammation in which patients exhibit elevated levels of eosinophils (a type of white blood cell).5,6 Blood eosinophils count can be measured via a simple blood test. IL-5 is a core cytokine (protein) in type 2 inflammation alongside IL-4 and IL-13.5 Type 2 inflammation drives the underlying pathology in a variety of immune-mediated conditions. IL-5 is responsible for the growth, activity and survival of eosinophils.5

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics and inhaled medicines, we are focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim to modify underlying disease dysfunction and prevent disease progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References:

1.    ClinicalTrials.gov. Placebo-controlled Efficacy and Safety Study of GSK3511294 (Depemokimab) in Participants With Severe Asthma With an Eosinophilic Phenotype - (SWIFT-1) Available at: https://classic.clinicaltrials.gov/ct2/show/NCT04719832 Last accessed May 2024.
2.    ClinicalTrials.gov. A Study of GSK3511294 (Depemokimab) in Participants With Severe Asthma With an Eosinophilic Phenotype (SWIFT-2) Available at: https://classic.clinicaltrials.gov/ct2/show/NCT04718103 Accessed May 2024.
3.    Singh D, et al. A Phase 1 study of the long-acting anti-IL-5 monoclonal antibody GSK3511294 in patients with asthma. Br J Clin Pharmacol. 2022;88:702-712.
4.    Principe S, et al. Severe asthma: Targeting the IL-5 pathway. Clin Exp Allergy. 2021 Aug;51(8):992-1005
5.    Global Initiative for Asthma. Global Strategy for Asthma Management and Prevention,2024. Updated May 2024. Available at: https://ginasthma.org/.  Accessed May 2024.
6.    Heaney L, et al. Eosinophilic and Noneosinophilic Asthma: An Expert Consensus Framework to Characterize Phenotypes in a Global Real-Life Severe Asthma Cohort. Chest. 2021;160(3):814-830.
7.    Research Partnership Quant uptake Market Research, 200 HCPs Top two box on a seven-point scale where seven equaled "highly beneficial".
8.    ClinicalTrials.gov. An Open-Label Extension Study of GSK3511294 (Depemokimab) in Participants Who Were Previously Enrolled in 206713 (NCT04719832) or 213744 (NCT04718103) (AGILE). Available at: https://clinicaltrials.gov/study/NCT05243680 Last accessed May 2024.
9.    ClinicalTrials.gov. A Study of GSK3511294 (Depemokimab) Compared With Mepolizumab or Benralizumab in Participants With Severe Asthma With an Eosinophilic Phenotype (NIMBLE). Available at: https://clinicaltrials.gov/study/NCT04718389 Accessed May 2024.
10.  ClinicalTrials.gov. Efficacy and Safety of Depemokimab Compared With Mepolizumab in Adults With Relapsing or Refractory Eosinophilic Granulomatosis With Polyangiitis (EGPA) Available at: https://clinicaltrials.gov/study/NCT05263934 Accessed May 2024.
11.  ClinicalTrials.gov. Efficacy and Safety of Depemokimab (GSK3511294) in Participants With Chronic Rhinosinusitis With Nasal Polyps (ANCHOR-1) Available at: https://clinicaltrials.gov/study/NCT05274750 Accessed May 2024
12.  ClinicalTrials.gov. Efficacy and Safety of Depemokimab (GSK3511294) in Participants With Chronic Rhinosinusitis With Nasal Polyps (ANCHOR-2) Available at: https://clinicaltrials.gov/study/NCT05281523 Accessed May 2024.
13.  ClinicalTrials.gov. Depemokimab in Participants With Hypereosinophilic Syndrome, Efficacy, and Safety Trial (DESTINY) Available at: https://clinicaltrials.gov/study/NCT05334368 Accessed May 2024.
14.  GINA Difficult-to-treat and severe asthma in adolescent and adult patients: diagnosis and management. Global Strategy for Asthma Management and Prevention 2021. Available at: https://ginasthma.org/wp-content/uploads/2021/08/SA-Pocket-guide-v3.0-SCREEN-WMS.pdf. Accessed May 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 21, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc